UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          AssuranceAmerica Corporation
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   04621M 1 02
                                 (CUSIP Number)

                               Lawrence Stumbaugh
                          AssuranceAmerica Corporation
                                  RiverEdge One
                          5500 Interstate North Parkway
                                    Suite 600
                             Atlanta, Georgia 30328
                                 (770) 933-8911

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0462M 1 02                    13D                    Page 2 of 7 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Sercap Holdings, LLC**
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO (Limited Liability Company)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Sercap Holdings, LLC was dissolved in accordance with Georgia law on October 31, 2003.

CUSIP No. 0462M 1 02                    13D                    Page 3 of 7 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Guy W. Millner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (Conversion of Stock)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    36,255,653
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           36,255,653
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,255,653
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     80.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0462M 1 02                    13D                    Page 4 of 7 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Lawrence Stumbaugh
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (Conversion of Stock)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    5,084,347
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           5,084,347
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,089,347
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0462M 1 02                    13D                    Page 5 of 7 Pages


      This Amendment No. 2 hereby amends and supplements that certain Statement on Schedule 13D filed on April 11, 2003, by Sercap Holdings, LLC, Guy W. Millner and Lawrence Stumbaugh (as amended by Amendment No. 1 thereto filed on November 5, 2003, the "Schedule 13D") relating to the common stock, par value $0.01 per share, of AssuranceAmerica Corporation, a Nevada corporation, as follows:

Item 1. Security and Issuer

      No change.

Item 2. Identity and Background

      Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

      "This statement is being filed jointly by Guy W. Millner and Lawrence Stumbaugh (each individually, a "Reporting Person" and, collectively, the "Reporting Persons").

      Guy W. Millner is a citizen of the United States of America, and his business address is RiverEdge One, 5500 Interstate North Parkway, Suite 600, Atlanta, Georgia 30328. Mr. Millner's present occupation is Chairman of the Board of Directors of the Issuer.

      Lawrence Stumbaugh is a citizen of the United States of America, and his business address is RiverEdge One, 5500 Interstate North Parkway, Suite 600, Atlanta, Georgia 30328. Mr. Stumbaugh's present occupation is as Chief Executive Officer and President of the Issuer.

      During the last five years, to the best of their knowledge, none of the Reporting Persons have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

Item 3. Source and Amount of Funds or Other Consideration.

      No change.

Item 4. Purpose of Transaction

      No change.

Item 5. Interest in Securities of the Issuer

      Item 5 of the Schedule 13D is hereby amended by replacing subsections(a) through (c) thereof with the following:

      "(a) The following calculations are based on the Issuer having 45,171,090 shares of Common Stock issued and outstanding as of the date hereof.

CUSIP No. 0462M 1 02                    13D                    Page 6 of 7 Pages


      Guy Millner beneficially owns 36,255,653 shares of Common Stock, which represents approximately 80.3% of the outstanding shares of Common Stock. Included in this amount are 2,119,500 shares of Common Stock owned by MI Holdings, Inc., all of the outstanding capital stock of which is controlled by Mr. Millner.

      Lawrence Stumbaugh beneficially owns 5,089,347 shares of Common Stock, which represents approximately 11.3% of the outstanding shares of Common Stock. Of this amount, 5,084,347 shares of Common Stock are held by Mr. Stumbaugh directly and 5,000 shares are held by his spouse as custodian for her grandson.

      (b) Guy Millner holds the sole power to vote and dispose of, or to direct the disposition of 36,255,653 shares of Common Stock, which includes 2,119,500 shares held by MI Holdings, Inc., all of the outstanding capital stock of which is controlled by Mr. Millner.

      Lawrence Stumbaugh holds the sole power to vote and dispose of or to direct the disposition of 5,084,347 shares of Common Stock and has holds shared power to vote and shared power to dispose of 5,000 shares of Common Stock held by his spouse as custodian for her grandson.

      (c) On December 23, 2003, Guy W. Millner disposed of 825,000 shares of Common Stock by gift to his children and grandchildren. Also on December 23, 2003, Lawrence Stumbaugh disposed of 225,000 shares of Common Stock by gift to his former spouse, his children and grandchildren."

      Item 5 of the Schedule 13D is hereby further amended by adding the following as subsection (e):

      "On October 31, 2003, Sercap Holdings, LLC, was dissolved in accordance with Georgia law and the shares it owned were distributed to the Reporting Persons. As a result, it no longer beneficially owns any shares of Common Stock."

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      No change.

CUSIP No. 0462M 1 02                    13D                    Page 7 of 7 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date: January 13, 2004             /s/ Guy W. Millner
                                            ------------------------------------
                                            GUY W. MILLNER


         Date: January 13, 2004             /s/ Lawrence Stumbaugh
                                            ------------------------------------
                                            LAWRENCE STUMBAUGH

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. ss.1001).